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[●], 2022

Board of Trustees The Advisors’ Inner Circle Fund II Westfield Capital Dividend Growth Fund One Freedom Valley Drive Oaks, PA 19456

Board of Trustees Harbor ETF Trust Harbor Dividend Growth Leaders ETF 111 South Wacker Drive, 34th Floor Chicago, IL 60606

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Westfield Capital Dividend Growth Fund (the “Target Fund”), a separate series of The Advisors’ Inner Circle Fund II, a Massachusetts business trust (the “Target Fund Trust”), to the holders of the shares of beneficial interest (the “Target Fund Shares”) of the Target Fund (the “Target Fund Shareholders”), and to Harbor Dividend Growth Leaders ETF (the “Acquiring Fund”), a separate series of Harbor ETF Trust, a Delaware statutory trust (the “Acquiring Fund Trust”), in connection with the proposed transfer of all of the assets of the Target Fund (the “Target Fund Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption of all liabilities of the Target Fund (the “Target Fund Liabilities”) by the Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by the Target Fund in complete liquidation and termination of the Target Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of [●], 2022, executed by the Target Fund Trust on behalf of the Target Fund and the Acquiring Fund Trust on behalf of the Acquiring Fund.

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For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Acquiring Fund Trust on behalf of the Acquiring Fund, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Target Fund Trust on behalf of the Target Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Target Fund Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Liabilities.

3.

No gain or loss will be recognized by the Target Fund upon the transfer of the Target Fund Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Liabilities or upon the distribution (whether actual or constructive) of such [GRAPHIC APPEARS HERE]Acquiring Fund Shares to the Target Fund Shareholders solely in exchange for such shareholders’ shares of the Target Fund in complete liquidation of the Target Fund.

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4.

No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund shares solely for Acquiring Fund Shares in the Reorganization (except with respect to cash received in lieu of fractional shares).

5.

The aggregate tax basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor by such shareholder (reduced by any amount of tax basis allocable to fractional shares for which cash is received). The holding period of the Acquiring Fund Shares received by each Target Fund Shareholder will include the period during which the Target Fund shares exchanged therefor were held by such shareholder, provided such Target Fund shares are held as capital assets at the Effective Time of the Reorganization.

6.

The tax basis in the hands of the Acquiring Fund of the Target Fund Assets transferred to the Acquiring Fund will be the same as the tax basis of such assets to the Target Fund immediately before the Effective Time of the Reorganization. The holding period of the Target Fund Assets in the hands of the Acquiring Fund will include the period during which those assets were held by the Target Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.

The Acquiring Fund will succeed to and take into account those tax attributes of the Target Fund that are described in Section 381(c) of the Code subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

8.	The taxable year of the Target Fund will not be required to end solely as a result of the Reorganization.

We express no opinion as to (1) the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund Shareholder with respect to any asset (including, without limitation, contracts described in Section 1256(b) of the Code or any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to

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be recognized under U.S. federal income tax principles upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other U.S. federal tax issues (except those set forth above) and all state, local or non-U.S. tax issues of any kind.

This opinion is being rendered to the Acquiring Fund Trust, on behalf of the Acquiring Fund, and to the Target Fund Trust, on behalf of the Target Fund, and may be relied upon only by the Acquiring Fund Trust, the Target Fund Trust, the Target Fund, the Acquiring Fund and the Target Fund Shareholders.

Very truly yours,